UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 March, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 7 March 2025: Dealings in securities by a director and prescribed officer of Sasol Limited and a director of a major subsidiary of Sasol Limited

Sens announcement dated 11 March 2025: Dealings in securities by a prescribed officer of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY A DIRECTOR AND PRESCRIBED OFFICER OF SASOL LIMITED AND A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a director and a prescribed officer of Sasol Limited and a director of a major subsidiary.

The persons below have transacted in securities awarded and accepted in 2020 in terms of the rules of the Sasol 2016 Long-Term Incentive (LTI) plan (Plan). This vesting is the second and final tranche of the 2020 award which partly vested at the achievement of corporate performance targets (CPTs) in 2023.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. Directors and prescribed officers have to adhere to minimum shareholding requirements. The dealings are set out below.

Transaction date:	4 March 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Price per share (ZAR)[1]**	**Total value of the transaction (ZAR)**
M Loonat	Sasol Oil (Pty) Ltd: Director	2 046	82,29	168 365

[1] Closing price of 3 March 2025

Transaction date:	4 March 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Number of shares**	**Average selling price per share (ZAR)**	**Total value of the transaction (ZAR)**
V D Kahla[3]	Sasol Limited: Director Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	14 582	75,7340[1]	1 104 353
C K Mokoena[3]	Sasol Limited: Prescribed officer	10 837	75,7340[1]	820 729

	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director			
M Loonat	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	1 957	75,7340 [1]	148 211
		33	77,3100 [2]	2 551

[1] Average selling price per share is based on transactions effected by the Company on 4 March 2025. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
[2] Average selling price per share is based on transactions effected by the Company on 5 March 2025. Proceeds are allocated to the shares sold by Directors, as with all participants, based on the outcome of the bulk sale.
[3] Achieved the required level of minimum shareholding and therefore are permitted to sell vested shares

The highest and lowest prices, as well as the Volume Weighted Average Price (VWAP) for the days of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	VWAP (ZAR)
4 March 2025	76,50	74,96	75,7340
5 March 2025	77,45	76,56	77,3100

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

7 March 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICER OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by a prescribed officer of Sasol Limited.

The person below has transacted in securities awarded and accepted as a retention award in 2022 in terms of the rules of the Sasol 2016 Long-Term Incentive (LTI) plan (The Plan).

The participant has the option to retain all shares or sell sufficient shares to cover the tax liability and retain the balance thereof. Directors and prescribed officers have to adhere to minimum shareholding requirements (MSR). The dealings are set out below.

Transaction date:	7 March 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
H Wenhold	Sasol Limited: Prescribed officer	7 549	73,9600	558 324

[1] Closing price of 6 March 2025

Transaction date:	7 March 2025
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Average selling price per share (ZAR)	Total value of the transaction (ZAR)
H Wenhold	Sasol Limited: Prescribed officer	7 109	76,3401	542 702

[1] Average selling price per share is based on transactions effected by the Company on 7 March 2025. Proceeds are allocated to the shares sold by Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
[2] In terms of the MSR policy, Sasol Limited Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the Volume Weighted Average Price (VWAP) for the days of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	VWAP (ZAR)
7 March 2025	78,4700	74,5700	76,3401

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

11 March 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 March 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary